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1838 BOND-DEBENTURE TRADING FUND
2701 Renaissance Boulevard, 4th Floor
King of Prussia, PA  19406

October 28, 2003

VIA EDGAR
U.S. Securities and Exchange Commission 450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Withdrawal of POS EX  (Accession No. 0000950116-03-004181)
      1838 Bond-Debenture Trading Fund
      CIK No.: 0000030125
      Securities Act File No.: 033-68572
      Investment Company Act File No. 811-02201
      -----------------------------------------------------------

Ladies and Gentlemen:

We respectfully request that the post-effective amendment on Form POS EX filed and accepted on October 27, 2003 (Accession No.: 0000950116-03-004181) (the "Filing") be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933, as amended. The sole purpose of the Filing was to file an exhibit to the Registrant's registration statement. The Filing was inadvertently submitted on an incorrect EDGAR form type. The Registrant intends to refile the exhibit under the appropriate Form type. We believe that the withdrawal of the Filing is the appropriate course of action and consistent with the public interest and the protection of investors.

Please contact the undersigned at (484) 322-4312 or Adam L. Lantz, Esq. at
(215) 981.4602 with any questions or comments you may have about this filing.

Respectfully,

/s/ Anna M. Bencrowsky
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Anna M. Bencrowsky
Secretary